Exhibit 99.1

PRESS RELEASE	Contact: José Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2024

GUADALAJARA, MEXICO, July 22th, 2024- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the sixth-month period ended June 30th, 2024.

Comparative first six months of 2024 vs. first six months of 2023

Net Sales

Net sales of the Company decreased from Ps. 22,947 million in the first half of 2023 to Ps. 16,279 million in the first half of 2024. Shipments decreased 8% from 1,109 thousand tons in the first half of 2023 to 1,015 thousand tons in the first half of 2024. Total sales outside of Mexico in the first half of 2024 decreased 24% to Ps. 7,287 million compared to Ps. 9,639 million in the first half of 2023. Mexican sales decreased 32% from Ps. 13,308 million in the first half of 2023 to Ps. 8,992 million in the first half of 2024. Sales decreased for the first half of 2024 compared to the first half of 2023, is due to the combined of decrease in the average sales price of 22% and decrease in the volume of shipments approximately of 94 thousand tons that represent an 8%.

Cost of Sales

Cost of sales decreased 29% from Ps. 17,128 million in the first half of 2023, to Ps. 12,232 million in the first half of 2024. Cost of sales as a percentage of net sales represented 75% for both periods. Cost of sales decreased due to mix products and a lower scrap purchase price.

Gross Profit

Gross profit of the Company for the first half of 2024 decreased 30% from Ps. 5,819 million in the first half of 2023, to Ps. 4,047 million in the first half of 2024. Gross profit as percentage of net sales was of 25%, for both periods. The gross profit between both periods is given by for less products shipped and lower average price.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 7%, from Ps. 1,102 million in the first half of 2023 to Ps. 1,176 million in the same period 2024, selling, general and administrative expense represented 5% of the net sales in the first half of 2023 and 7% in the first half of 2024.

Other Income (Expenses,) net

The Company recorded other income net for Ps. 45 million in the first half of 2024 million compared to other income net Ps. 143 million in the same period of 2023.

Operating Income

Operating income decreased 40% from Ps. 4,860 million for the first half of 2023 compared to Ps. 2,916 million in the first half of 2024. Operating income as percentage of net sales was 18% in the first half of 2024 compared to 21% in the same period of 2023. The decrease in operating profit is mainly due to the for less of products shipped and lower sales prices.

Ebitda

The Ebitda amounted to Ps. 5,419 million in the first half of 2023 as a result of a net income of Ps. 2,019 million, less minority stake of Ps. 3 million, plus income taxes of Ps.1,244 million, plus comprehensive financial cost of Ps. 1,600 million, plus depreciation of Ps. 559 million to Ps 3,413 million in the first semester of 2024 as a result a net income of Ps. 5,435 million, less minority stake of Ps. 1 million, plus income taxes of Ps. 291 million, less comprehensive financial cost of Ps. 2,809 million, plus depreciation of Ps. 497 million.

	Comparative first six months of 2024 vs first six months of 2023,
Consolidated Million	2024	2023
Net income (loss)	5,435	2,019
Loss attributable to noncontrolling interests	(1)	(3)
Net income (loss)	5,434	2,016
Depreciation, depletion and amortization	497	559
Income taxes	291	1,244
Financial results income (loss)	(2,809)	1,600
EBITDA	3,413	5,419

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	(1)	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	3,413	5,419

Comprehensive Financial Cost

Comprehensive financial cost for the first half of 2024 represented an income of Ps. 2,809 million compared with an expense of Ps. 1,600 million for the first half of 2023. The comprehensive financial cost is comprised by the exchange income of Ps. 2,030 million in the first half of 2024 compared with an exchange loss of Ps. 2,009 million in the first half of 2023. Likewise, the Company recorded a net income interest of Ps. 737 million for the first half of 2024 compared with a net income interest of Ps. 365 million in 2023, in the first half of 2024 there is a record of other financial income for Ps. 42 million compared to Ps. 44 million in the same period of 2023.

Income Taxes

The Company recorded an expense of Ps. 291 million for the net income tax during the first half of 2024, (comprised for a current expense tax of Ps. 412 million and income for deferred tax of Ps. 121 million) compared with an expense of Ps. 1,244 million to the first half of 2023 (comprised for a current expense tax of Ps. 1,243 million and expense for deferred tax of Ps. 1 million).

Net Income

As a result of the foregoing, the Company recorded an increase in net income of 169% to pass of Ps. 2,019 million in the first half of 2023 to Ps. 5,435 million in the same period of 2024.

Comparative second quarter of 2024 vs. first quarter of 2024

Net Sales

Net sales of the Company increased 6% in the second quarter of 2024 compared to the first quarter of the same period, to pass of Ps. 7,885 million during the first quarter of 2024 to Ps. 8,394 million in the second quarter of 2024. Shipments of finished steel products increased from 479 thousand tons in the first quarter of 2024 to 536 thousand tons in the second quarter of the same year. Total sales outside of Mexico in the second quarter of 2024 decreased 3% to get to Ps. 3,593 million compared to Ps. 3,694 million of the first quarter of the same year. Domestic sales increased from Ps. 4,191 million in the first quarter of 2024 to Ps. 4,801 million in the second quarter of the same year. The sales increased mainly a higher shipped by 57 thousand tons compared with the first quarter that represent a 12% and a lower sales price in 5%.

Cost of Sales

Cost of sales increased 8% from Ps. 5,876 million in the first quarter of 2024 to Ps. 6,356 million in the second quarter of 2024. Cost of sales as a percentage of net sales represented 75% for the first quarter of 2024 compared to 76% in the second quarter of the same year, the average cost of sales by ton records a decrease between both quarters of 3%.

Gross Profit

Gross profit of the Company for the second quarter of 2024 increased 1% to pass of Ps. 2,009 million in the first quarter of 2024 to Ps. 2,038 million in the second quarter of same year. Gross profit as a percentage of net sales represented 25% for the first quarter of 2024 compared to 24% in the second quarter of the same year. The gross profit in the second quarter of 2024 it originates from a lower average sale price and highest volume shipped.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased 3%, from Ps. 595 million in the first quarter of 2024 to Ps. 580 million in the second quarter of the same year, and as percentage of net sales represented 8% in the first quarter of 2024 compared to 7% in the second quarter of the same year.

Other (Expenses) Income, net

The Company recorded other income net for Ps. 40 million during the second quarter of 2024 compared to other income net for Ps. 5 million in the first quarter of 2024.

Operating Income

Operating income increased 6%, of Ps. 1,419 million in the first quarter of 2024 compared to Ps. 1,498 million of the second quarter of the same year. Operating income as percentage of net sales was 18% for both periods. Operating profit is mainly due to a lower average sale price and a higher volume shipped.

Ebitda

The Ebitda amounted to Ps. 1,668 million in the first quarter of 2024 as a result of a net income of Ps. 1,456 million, plus income taxes of Ps. 110 million, less comprehensive financial cost of Ps. 147 million, plus depreciation of Ps. 249 million to Ps 1,747 million in the second quarter of 2024 as a result of a net income of Ps. 3,979 million, plus income taxes of Ps. 181 million, less comprehensive financial cost of Ps. 2,662 million, plus depreciation of Ps. 249 million.

	Comparative second quarter of 2024 vs first quarter of 2024,
Consolidated Million	Second quarter	First quarter
Net income (loss)	3,979	1,456
Loss attributable to noncontrolling interests
Net income (loss)	3,979	1,456
Depreciation, depletion and amortization	249	249
Income taxes	181	110
Financial results income (loss)	(2,662)	(147)
EBITDA	1,747	1,668

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	1,747	1,668

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the second quarter of 2024 represented an income of Ps. 2,662 million compared with of Ps. 147 million an income for the first quarter of 2024. The comprehensive financial cost is comprised for the net interest income of Ps. 487 million in the second quarter of 2024, while in the first quarter was a net income of Ps. 250 million. Likewise, we recorded a net exchange income of Ps. 2,133 million in the second quarter of 2024 compared a net exchange loss Ps. 103 million in the first quarter of the same year, in the second quarter of 2024 there is a record of other financial income for Ps. 42 million.

Income Taxes

The Company have been recorded an expense of Ps. 181 million of income tax during the second quarter of 2024, (comprised for an expense by current tax of Ps. 294 million and an income for deferred tax of Ps. 113 million) compared with the Ps. 110 million of expense for the first quarter of the same year, (comprised for an expense by current tax of Ps. 118 million and an income for deferred tax of Ps. 8 million).

Net Income

As a result of the foregoing, the Company recorded an increase of 173% from a net income of Ps. 1,456 million in the first quarter of 2024 compared to a net income of Ps. 3,979 million for the second quarter of 2024.

Liquidity and Capital Resources

As of June 30th, 2024, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, or Ps. 5.5 million (accrued interest on June 30th, 2024 was U.S. $812,000, or Ps. 14.9 million). As June 30, 2023, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, or Ps. 5.2 million (accrued interest on June 30, 2023 was U.S. $697,000, or Ps. 11.9 million).

Comparative second quarter of 2024 vs. second quarter of 2023

Net Sales

Net sales of the Company decreased 17% from Ps. 10,122 million during the second quarter of 2023 to Ps. 8,394 million in the second quarter of 2024. Sales in tons of finished steel increased 6% from 505 thousand tons in the second quarter of 2023 compared with 536 thousand tons in the second quarter of 2024. Sales outside of Mexico in the second quarter of 2024 decreased 19% from Ps. 4,458 million in the second quarter of 2023 to Ps. 3,593 million in the second quarter of 2024. Domestic sales decreased 15% from Ps. 5,664 million in the second quarter of 2023 to Ps. 4,801 million in the second quarter of 2024. The decrease in sales in the second quarter of 2024 compared to the second quarter of 2023 is due to a decrease in the average sales price of 22% and a increase in the volume of shipments approximately of 31 thousand of tons that represents 6%.

Cost of Sales

Cost of sales decreased 15% in the second quarter of 2024 compared to the second quarter of 2023 from Ps. 7,510 million in the second quarter of 2023 to Ps. 6,356 million in the second quarter of 2024. With respect to sales, the cost of sales of the second quarter of 2024 represented 76% compared to 74% for the second quarter of 2023. The average cost of sales by ton of steel products decreased 20% in the second quarter of 2024 versus the second quarter of 2023, due to the cost of certain raw materials mainly scrap and the highest volume shipped.

Gross (Loss) Profit

Gross profit of the Company for the second quarter of 2024 amount to Ps. 2,038 million compared to Ps. 2,612 million in the second quarter of 2023, this represented a decrease of 22% between both periods. Gross profit as a percentage of net sales for the second quarter of 2024 was 24% compared to 26% of the second quarter of 2023. The decrease in gross profit is mainly due to a lower average sales price and a for highest volume shipped, in the second quarter of 2024 compared to the second quarter of 2023.

Selling, General and Administrative Expense

The selling, general and administrative expenses increased 13% in the second quarter of 2024 from Ps. 515 million in the second quarter of 2023 to Ps. 580 million in the second quarter of 2024. Selling, general and administrative expense as a percentage of net sales represented 7% in the second quarter of 2024 compared to 5% of the second quarter of 2023.

Other Income (Expenses), net

The company recorded other income net of Ps. 40 million in the second quarter of 2024 compared with other income net of Ps. 85 million for the second quarter of 2023.

Operating (Loss) Income

Operating income amounted to Ps. 1,498 million in the second quarter 2024 compared to Ps. 2,182 million in the second quarter of 2023, this represented 31% of decrease between both quarters. The operating income as a percentage of net sales was 18% for the second quarter of 2024, compared to 22% of the second quarter of 2023. The decrease in operating profit is due to a lower average sale price and highest volume shipped.

Ebitda

The Ebitda amounted to Ps. 2,460 million in the second quarter of 2023 as a result of a net income of Ps. 987 million, less minority stake of Ps. 2 million, plus income taxes of Ps. 712 million, plus comprehensive financial cost of Ps. 484 million, plus depreciation of Ps. 279 million to Ps 1,747 million in the second quarter of 2024 as a result of a net income of Ps. 3,979 million, plus income taxes of Ps. 181 million, less comprehensive financial cost of Ps. 2,662 million, plus depreciation of Ps. 249 million.

	Comparative second quarter of 2024 vs second quarter of 2023,
Consolidated Million	2024	2023
Net income (loss)	3,979	987
Loss attributable to noncontrolling interests		(2)
Net income (loss)	3,979	985
Depreciation, depletion and amortization	249	279
Income taxes	181	712
Financial results income (loss)	(2,662)	484
EBITDA	1,747	2,460

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	1,747	2,460

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the second quarter of 2024 represented a net income of Ps. 2,662 million compared with a net expense of Ps. 484 million for the second quarter of 2023. The comprehensive financial cost is comprised for the net interest income of Ps. 487 million in the second quarter of 2024, compared to a net interest income of Ps. 175 million for the same period of 2023. Also record an exchange income of Ps. 2,133 million in the second quarter of 2024 and an exchange loss of Ps. 703 million in the second quarter of 2023 in the second quarter of 2024 there is a record of other financial income for Ps. 42 million compared to Ps. 44 million for the same period in 2023.

Income Taxes

The company recorded an expense of Ps. 181 million of expense tax in the second quarter of 2024, (comprised by current expense tax of Ps. 294 million and an income for deferred tax of Ps. 113 million) compared to an expense accrual of Ps. 712 million for income tax for the second quarter of 2023, (comprised by current expense tax of Ps. 711 million and an expense for deferred tax of Ps. 1 million).

Net Income (Loss)

As a result of the foregoing, the Company recorded a net income of Ps. 3.979 million in the second quarter of 2024 compared to Ps. 987 million for the second quarter of 2023, an increase of 303% between both quarters.

(millions of pesos)	1H ’24	1H ’23	Year 24 VS’ 23
Sales	16,279	22,947	(29)%
Cost of Sales	12,232	17,128	(29)%
Gross Profit	4,047	5,819	(30)%
Selling, General and Administrative Expense	1,176	1,102	7%
Other Income (Expenses), net	45	143	(69)%
Operating Profit	2,916	4,860	(40)%
EBITDA	3,413	5,419	(37)%
Net income	5,435	2,019	169%
Sales Outside Mexico	7,287	9,639	(24)%
Sales in Mexico	8,992	13,308	(32)%
Total Sales (Tons)	1,015	1,109	(8)%

Quarter
(millions of pesos)	2Q’24	1Q ’24	2Q ’23	2Q´24vs 1Q´24	2Q´24 vs 2Q ’23
Sales	8,394	7,885	10,122	6%	(17)%
Cost of Sales	6,356	5,876	7,510	8%	(15)%
Gross Profit	2,038	2,009	2,612	1%	(22)%
Selling, General and Adm. Expenses	580	595	515	(3)%	13%
Other Income (Expenses), net	40	5	85	700%	(53)%
Operating Profit	1,498	1,419	2,182	6%	(31)%
EBITDA	1,747	1,668	2,460	5%	(29)%
Net Income	3,979	1,456	987	173%	303%
Sales Outside Mexico	3,593	3,694	4,458	(3)%	(19)%
Sales in Mexico	4,801	4,191	5,664	15%	(15)%
Total Sales (Tons)	536	479	505	12%	6%

Product	Thousands of Tons Jan-Jun 2024	Millions of Pesos Jan-Jun 2024	Average Price per Ton Jan-Jun 2024	Thousands of Tons Jan – Jun 2023	Millions of Pesos Jan- Jun 2023	Average Price per Ton Jan-Jun 2023
Commercial Profiles	744	11,191	15,042	779	15,156	19,456
Special Profiles	271	5,088	18,775	330	7,791	23,609
Total	1,015	16,279	16,038	1,109	22,947	20,692

Product	Thousands of Tons Apr-Jun 2024	Millions of Pesos Apr-Jun 2024	Average Price per Ton Apr-Jun 2024	Thousands of Tons Jan – Mar 2024	Millions of Pesos Jan- Mar 2024	Average Price per Ton Jan-Mar 2024	Thousands of Tons Apr-Jun 2023	Millions of Pesos Apr-Jun 2023	Average Price per Ton Apr-Jun 2023
Commercial Profiles	392	5,756	14,684	352	5,435	15,440	354	6,573	18,568
Special Profiles	144	2,638	18,319	127	2,450	19,291	151	3,549	23,503
Total	536	8,394	15,660	479	7,885	16,461	505	10,122	20,044

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC	QUARTER: 2
GRUPO SIMEC, S.A.B. DE C.V	2024

(THOUSAND PESOS)

	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	72,496,001	66,863,633
TOTAL CURRENT ASSETS	48,902,890	43,798,523
CASH AND CASH EQUIVALENTS	27,965,651	23,584,335
SHORT-TERM INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	6,203,638	5,755,595
TRADE RECEIVABLES	6,411,174	5,963,131
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-207,536	-207,536
OTHER RECEIVABLES, NET	3,447,556	3,254,473
OTHER RECEIVABLES	3,447,556	3,254,473
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	10,650,108	10,372,432
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	635,937	831,688
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	635,937	831,688
TOTAL NON-CURRENT ASSETS	23,593,111	23,065,110
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	1,340,204	1,461,865
PROPERTY, PLANT AND EQUIPMENT, NET	18,535,409	17,953,857
LAND AND BUILDINGS	6,619,209	6,649,656
MACHINERY AND INDUSTRIAL EQUIPMENT	29,980,449	29,700,779
OTHER EQUIPMENT	323,152	319,595
ACCUMULATED DEPRECIATION	-24,178,471	-23,109,581
CONSTRUCTION IN PROGRESS4	5,791,070	4,393,408
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	2,272,127	2,298,081
GOODWILL	1,814,160	1,814,160
TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	0	0
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	128,367	154,321
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	1,445,371	1,351,307
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	1,445,371	1,351,307
TOTAL LIABILITIES	17,602,984	16,841,158
TOTAL CURRENT LIABILITIES	13,637,924	12,829,898
BANK LOANS	0	0
STOCK MARKET LOANS	5,550	5,102
OTHER LIABILITIES WITH COST	0	0
TRADE PAYABLES	7,521,790	7,443,227
TAXES PAYABLE	1,896,829	2,184,650
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	1,896,829	2,184,650
OTHER CURRENT LIABILITIES	226,656	297,675
INTEREST PAYABLE	14,925	13,733
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	3,972,174	2,885,511
TOTAL NON-CURRENT LIABILITIES	3,965,060	4,011,260
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	3,774,901	3,823,686
OTHER NON-CURRENT LIABILITIES	3,763	2,083
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	186,396	185,491
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	0	0
TOTAL EQUITY	54,893,017	50,022,475
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	54,867,143	49,996,354
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	-4,398,058	-4,355,320
PREMIUM ON ISSUANCE OF SHARES	4,575,233	4,575,233
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	51,857,700	46,944,173
LEGAL RESERVE	0	0
OTHER RESERVES	7,000,000	7,000,000
RETAINED EARNINGS	42,600,584	38,101,948
NET INCOME FOR THE PERIOD	5,435,369	4,498,636
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	(3,178,253)	(2,656,411)
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREING CURRENCY TRANSLATION	(3,150,546)	(2,628,704)
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	(27,707)	(27,707)
OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS	25,874	26,121

	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	Amount	Amount
SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,962,931	3,962,931
LONG-TERM FOREIGN CURRENCY LIABILITIES	488,242	488,242
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	55	52
NUMBER OF EMPLOYEES (+)	1,393	1,414
NUMBER OF WORKERS (+)	2,639	2,794
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	36,252,310	36,023,685
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1)	This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*)	Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

CLAVE DE COTIZACION: SIMEC	QUARTER: 2	YEAR 2024

STATEMENTS OF COMPREHENSIVE INCOME

GRUPO SIMEC, S.A.B. DE C.V		CONSOLIDADO

(THOUSAND PESOS)

	CURRENT YEAR		PREVIOUS YEAR
ACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	16,278,981	8,393,523	22,946,975	10,121,624
SERVICES	0	0	0	0
SALE OF GOODS	16,278,981	8,393,523	22,946,975	10,121,624
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	12,232,354	6,355,950	17,127,943	7,509,521
GROSS PROFIT	4,046,627	2,037,573	5,819,032	2,612,103
GENERAL EXPENSES	1,175,723	580,767	1,101,843	515,349
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	2,870,904	1,456,806	4,717,189	2,096,754
OTHER INCOME (EXPENSE), NET	45,279	40,756	143,183	85,374
OPERATING PROFIT (LOSS) (*)	2,916,183	1,497,562	4,860,372	2,182,128
FINANCE INCOME	2,816,362	2,668,431	448,437	233,782
INTEREST INCOME	744,028	493,204	404,617	189,962
GAIN ON FOREIGN EXCHANGE, NET	2,029,854	2,132,747	0	0
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	42,480	42,480	43,820	43,820
FINANCE COSTS	7,503	6,597	2,048,810	718,258
INTEREST EXPENSE	7,503	6,597	40,004	15,077
LOSS ON FOREIGN EXCHANGE, NET	0	0	2,008,806	703,181
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	2,808,859	2,661,834	(1,600,373)	(484,476)
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	5,725,042	4,159,396	3,259,999	1,697,652
INCOME TAX EXPENSE	290,908	180,777	1,243,508	712,474
CURRENT TAX	411,895	293,985	1,242,564	711,800
DEFERRED TAX	(120,987)	(113,208)	944	674
PROFIT (LOSS) FROM CONTINUING OPERATIONS	5,434,134	3,978,619	2,016,491	985,178
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	5,434,134	3,978,619	2,016,491	985,178
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,235)	(449)	(2,757)	(1,367)
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	5,435,369	3,979,068	2,019,248	986,545

BASIC EARNINGS (LOSS) PER SHARE	10.92	7.99	4.05	1.98
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	5,434,134	3,978,619	2,016,491	985,178
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	302,771	302,771
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	(520,854)	(374,527)	(1,425,179)	(1,092,280)
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	(520,854)	(374,527)	(1,122,408)	(789,509)

TOTAL COMPREHENSIVE INCOME	4,913,280	3,604,092	894,083	195,669
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(247)	842	(6,665)	(2,993)
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	4,913,527	3,603,250	900,748	198,662

	CURRENT YEAR		PREVIOUS YEAR
Informational data (not part of the statement)	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	497,198	248,609	559,113	278,381
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

	YEAR
Informative data (12 Months)	CURRENT	PREVIOUS
REVENUE NET (**)	34,471,254	46,527,304
OPERATING PROFIT (LOSS) (**)	5,875,359	9,472,092
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	7,851,660	3,383,527
NET PROFIT (LOSS) (**)	7,845,669	3,388,906
OPERATING DEPRECIATION AND AMORTIZATION (**)	973,329	1,126,455

(*)	TO BE DEFINED BY EACH COMPANY
(**)	INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
QUARTER: 2
CLAVE DE COTIZACION: SIMEC	YEAR 2024
GRUPO SIMEC, S.A.B. DE C.V

STATEMENTS OF CASH FLOWS

(THOUSANDPESOS)		CONSOLIDADO

	CURRENT YEAR	PREVIOUS YEAR
CONCEPTS	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	5,725,042	3,259,999
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	905	0
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	(289,310)	154,496
DEPRECIATION AND AMORTISATION FOR THE PERIOD	497,198	559,113
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	0	0
(-) INTEREST RECEIVED	(786,508)	(404,617)
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	7,503	40,004
(+) ACCRUED INTEREST	7,503	40,004
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
CASH FLOWS BEFORE INCOME TAX	5,444,140	3,454,499
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(1,507,341)	(2,997,572)
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	(1,639,353)	(13,898)
+(-) DECREASE (INCREASE) IN INVENTORIES	207,443	(791,380)
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	488,080	39,593
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	(837,327)	(1,112,157)
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	273,816	(1,119,730)
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	3,936,799	456,927
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(210,590)	(452,122)
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(725,205))	(1,353,689))
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	0
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	42,480	43,820
+ INTEREST RECEIVED	744,028	404,617
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	149,287	453,130
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	165,489	(80,820)
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0
(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	0
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	7,503	40,004
(-) REPURCHASE OF SHARES	(172,992)	40,816
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,312,878	(76,015)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	68,438	(609,627)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,584,335	21,546,386
CASH AND CASH EQUIVALENTS AT END OF PERIOD	27,965,651	20,860,744

	QUARTER: 2	YEAR 2024

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY

CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V

(THOUSAND PESOS)

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT 1 JANUARY 2023	2,832,268	4,266,278	4,575,233

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		40,816

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT _30 JUNE 2023_________	2,832,268	4,307,094	4,575,233	0

BALANCE AT 1 JANUARY 2024	2,832,268	4,355,320	4,575,233	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		42,738

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT 30 JUNE 2024	2,832,268	4,398,058	4,575,233	0

	QUARTER: 2	YEAR 2024

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

	RETAINED EARNINGS (ACCUMULATED LOSSES)
OTHER CONTRIBUTED CAPITAL	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON- CONTROLLING INTERESTS	TOTAL EQUITY

(317,267)	7,000,000	38,101,948,	30,825	47,956,729	37,647	47,994,376

302,771				302,771		302,771

				(40,816)		(40,816)

			(1,421,337)	(1,421,337)	(3,842)	(1,425,179)

		2,019,248		2,019,248	(2,757)	2,016,491

(14,496)	7,000,000	40,121,196	(1,390,512)	48,816,595	31,048	48,847,643

(27,707)	7,000,000	42,600,584	(2,628,704)	49,996,354	26,121	50,022,475

				(42,738)		(42,738)

			(521,842)	(521,842)	988	(520,854)

		5,435,369		5,435,369	(1,235)	5,434,134

(27,707)	7,000,000	48,035,963	(3,150,546)	54,867,143	25,874	54,893,017

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December, 31 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at June 30, 2024.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement included of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received ant the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-	Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-	Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At June 30, 2024 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2024	2023
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 9, S. A. P. I. de C.V.	99.99%	99.99%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica de Occidente del Pacifico, S.A. de C.V.	99.99%	99.99%
RRLC, S.A DE C.V.	99.99%	99.99%
Republic Steel(5)	99.41%	99.41%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%
Companhia Siderúrgica do Espirito Santo S.A.(11)	100.00%	100.00%
GS Steel B.V	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as “Grupo San”.

(4)	The parent Company ICH it’s the owner of 00.59% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3.	Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of March 31, 2024	16.6780
Current exchange rate as of June 30, 2024	18.3773
Current exchange rate as of September 30, 2023	17.6195
Current exchange rate as of December 31, 2023	16.8935

b.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

c.	Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

d.	Inventories and cost of sales

Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

e.	Property Plant and equipment- Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years
Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

f.	Leasing- Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

g.	Borrowing Cost. Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

h.	Intangible assets- Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,

-	The intention of completing the intangible asset and use or sell it,

-	The ability to use or sell the intangible asset,

-	The manner in which the intangible asset will generate probable future economic benefits,

-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and

-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

i.	Goodwill- Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.	Impairment of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

k.	Provisions -. Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

l.	Cost of retirement benefits. Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

m.	Income per share- Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

n.	Income Taxes. Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax- The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax- The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences. These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period. Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes- Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period - The income tax is recorded in the interim period based on the estimated annual effective rate.

o.	Foreign currency transaction- In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,

-	Differences on exchange derived from transaction related to hedging exchange rate risks, and

-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.

p.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

q.	Financial assets - Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or

-	Non-payment of interest or principal, or

-	It is likely that the borrower will enter bankruptcy of financial reorganization, or

-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”-

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,

-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or

-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or

-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,

-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t.	Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remiden at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.	Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

V.	Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.	Earnings (loss) per share

Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

CLAVE DE COTIZACION: SIMEC	QUARTER: 2	YEAR 2024
GRUPO SIMEC, S.A.B. DE C.V		CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

(THOUSAND PESOS)

		NUMBER		TOTAL AMOUNT
COMPANY NAME	PRINCIPAL ACTIVITY	OF SHARES	% OWNERSHIP	ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.41	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIDER DE OCCIDENTE DEL PACIFICO, S.A. DE C.V.	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
RRLC	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC														QUARTER: 2		YEAR 2024
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO

BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	5,550	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	5,550	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO					0					0	0	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0
MISCELLANEOUS	NO					259,935					0	7,261,855				3,763
TOTAL SUPPLIERS					0	259,935	0	0	0	0	0	7,261,855	0	0	0	3,763

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	0	0
MISCELLANEOUS	NO										0	0	0
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	0	0	0	0	0	0	0	0	0	0	0

GENERAL TOTAL					0	259,935	0	0	0	0	0	7,267,4059	0	0	0	3,763

		Estas columnas no aplican para las secciones correspondientes

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V	QUARTER: 2	YEAR 2024

MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

	DOLLARS (1)		OTHER CURRENCIES		THOUSAND
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	PESOS TOTAL

MONETARY ASSETS	1,800,581	33,089,823	0	0	33,089,823
CURRENT	1,800,581	33,089,823	0	0	33,089,823

NON CURRENT	0	0	0	0	0

LIABILITIES	706,353	12,980,861	0	0	12,980,861
SHORT TERM	706,148	12,977,098	0	0	12,977,098

LONG TERM	205	3,763	0	0	3,763

NET BALANCE	1,094,228	20,108,962	0	0	20,108,962

(1)	IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

QUARTER: 2	YEAR 2024

DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.59 times
B) Accomplished the actual situation is 0.24
C) Accomplished the actual situations 454.94

As of June 30, 2024, the remaining balance of the MTNs not exchanged amounts to Ps. 5.5 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V	QUARTER: 2	YEAR 2024

DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)

	SALES		MARKET	MAIN
MAIN PRODUCTS OR PRODUCT LINE	VOLUME	AMOUNT	SHARE %	TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	379	6,223,464	0
SPECIAL PROFILES	131	2,768,168	0
OTHERS	0	0	0

TOTAL	510	8,991,632	0

FOREIGN SALES
COMMERCIAL PROFILES	365	4,967,660	0
SPECIAL PROFILES	113	1,730,692	0
OTHERS	0	0	0

TOTAL	478	6,698,352	0

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	27	588,997

T O T A L	1,015	16,278,981

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V	QUARTER: 2	YEAR 2024	CONSOLIDADO

ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

	NOMINAL		NUMBER OF SHARES				CAPITAL SOCIAL
SERIES	VALUE ($)	VALID COUPON	FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214